Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2006	Commission File Number: 1-14242

ROYAL GROUP TECHNOLOGIES LIMITED

(Name of registrant)

1 Royal Gate Boulevard
Woodbridge, Ontario
L4L 8Z7
(905) 264 0701

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “YES” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice and Management Proxy Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: June 13, 2006	By:	-s- Scott D. Bates
		Name:	Scott D. Bates
		Title:	Vice-President, General Counsel and Corporate Secretary